Notes to Statement of Financial Condition
December 31, 2015

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Preferred Capital Securities, LLC (the Company), a wholly owned subsidiary of Nell Partners, Inc. (the Parent), is a Georgia limited liability company that was formed on September 17, 2013, with minimal operations until February 2, 2015 (date approved for membership by the Financial Industry Regulatory Authority (FINRA)). The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member firm of FINRA. The Company's primary operating focuses are to identify capital sources, conduct due diligence, underwrite and manage the selling of security offerings, and address regulatory and compliance matters. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Basis of Presentation

The Statement of Financial Condition is presented on the accrual basis of accounting and is prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company holds substantially all of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation (FDIC). The Company maintains cash and cash equivalents in accounts with financial institutions that from time to time exceed the FDIC insured limit. At December 31, 2015, the Company's uninsured cash balances totaled $1,276,788. The Company places its cash and cash equivalents with high-credit-quality institutions and minimizes its credit risk with formal credit policies and monitoring procedures.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment, Net

Equipment, net is stated at cost. Depreciation for financial reporting purposes is based on the straight-line method over the estimated useful lives of the related assets (see Note 2).

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily consist of prepaid insurance, prepaid FINRA licensing fees and prepaid broker-dealer sponsorships.

Income Taxes

The Company is a limited liability company, and as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through and are reported by the Parent on its respective tax return. Therefore, no provision for income taxes has been made in the accompanying financial statements.

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by relevant taxing authorities. The Company has analyzed its tax positions taken and has concluded that as of December 31, 2015 there are no uncertain tax positions taken or expected to be taken. The Company has recognized no interest or penalties related to uncertain tax positions. The Company and it's Parent are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 2 - EQUIPMENT

Equipment consists of the following at December 31, 2015:

Computers	$	9,485
Less accumulated depreciation		(1,094)
Equipment, net	$	8,391

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires a) the maintenance of minimum net capital and b) that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1. At December 31, 2015, the Company had net capital of $886,688, which was $809,173 in excess of its required net capital of $77,515. The Company's aggregate indebtedness ratio was 69.94%.

The Company is exempt from SEC Rule 15c3-3 under provisions (k)(2)(i).

NOTE 4 - RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

The Company entered into an expense sharing agreement with an affiliate of the Parent on August 1, 2015. Under the agreement, the Company reimburses the affiliate for office rent, utilities, office equipment, phone costs and other miscellaneous reimbursable expenses. The Company also reimburses the affiliate for accounting, legal and human resource services.

As of December 31, 2015, shared expenses of $8,630 are payable and included in due to related party in the Statement of Financial Condition.

Offering Costs

Offering costs paid by the Company are reimbursed by the issuer of the security offering, who is an affiliate of the Parent. As of December 31, 2015, offering costs reimbursements of $278,602 are receivable and included in Due from related party in the Statement of Financial Condition. Subsequent to December 31, 2015, this receivable was paid in full (Note 6).

Reimbursable Expenses

The Company reimburses an affiliate for routine operational expenses paid on behalf of the Company. As of December 31, 2015, reimbursable expenses of $19,953 are payable and included in Due to related party in the Statement of Financial Condition.

NOTE 5 - CONCENTRATIONS

For the period ended December 31, 2015, all of the Company's distribution fee revenues were earned under a wholesaler agreement with a dealer manager in which the Company marketed and assisted with the offering and sale of securities of an affiliate of the Parent.

Preferred Capital Securities, LLC

Notes to Statement of Financial Condition
December 31, 2015

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2016 the date these financials were available for issuance. Management has concluded that there were no significant events requiring recognition and/or disclosure in the financial statements, except for the following:

On January 22, 2016, the Parent made a capital contribution of $450,000.

On January 26, 2016, the Due from related party of $278,602 was received in full.

On February 17, 2017, the Parent made a capital contribution of $150,000.